Exhibit 99.6

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

16 September 2003

Notification has been received today from Deutsche Bank AG and its subsidiaries, declaring that their interest in the share capital of United Utilities PLC is no longer notifiable.

-0-

Contact for queries: Paul Davies      01925 237051

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.